Mandelbaum Salsburg P.C.
Vincent J. McGill Partner	1270 AVENUE OF THE AMERICAS, SUITE 1808 NEW YORK, NEW YORK 10020	Direct Dial: 212 324-1876 E-mail: mcgill@lawfirm.ms

June 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Touchpoint Group Holdings, Inc.

Registration Statement on Form S-1

Filed May 27, 2021
File No. 333-256533

Ladies and Gentlemen:

On behalf of our client, Touchpoint Group Holdings, Inc. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated June 21,2021 with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

The Company has filed Amendment No.1 to the Registration Statement which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. For ease of reference, each of the Staff’s comments are set forth below followed by the applicable response.

Prospectus Summary—Overview

Description of Products and Services—The Touchpoint Platform, page 4

1.	We note your statements on pages 4 and 5 regarding non-fungible tokens and the NFT store module, as well as your press releases dated May 26, 2021 and June 4, 2021. Please clearly describe your current or proposed business involving blockchain technology. Please clarify whether your NFTs will be supported by the Etherium blockchain or a proprietary blockchain, and describe the related risks and challenges of reliance on a third-party blockchain or developing and maintaining your own blockchain. In addition, address the state of development of any blockchain technology you will use and disclose any known or anticipated commitments for capital expenditures, the sources of funds for such expenditures, and expected timing with respect to your business development.

Response: The focus of the Company’s business is to provide its customers with a platform (the “TP Platform”) the customers may use to interact with their fan base. The use of blockchain will be limited to the identification and authentication of collectables to be offered by the Company’s customers to their fans. The description of the services to be provided by the TP Platform on pages 4 and 19, has been revised to more specifically refer to collectables such as limited-edition videos and other digitized media files, “NFTs.” In addition, the description of Non-Fungible Token in the list of features of the TP Platform appearing on pages 5 and 20 has been expanded to state that the TP Platform will allow its customers to offer their collectables through the Ethereum blockchain or the blockchains of other third parties. The Company does not intend to develop its own proprietary blockchain, so no disclosure has been made regarding the source of funds required and timing of such development.

2.	Please provide your analysis of whether the Touchpoint Platform constitutes an online trading platform for digital asset securities. Discuss how you will determine whether a particular digital asset is not a security. Add a risk factor that there may be uncertainty regarding your determination and that regulators may disagree with your analysis. Discuss the regulatory oversight that you will have and whether you would be required to register as an exchange or an ATS.

Response: The word “trading” was inadvertently used in describing NFTs in the Registration Statement. What the Company will facilitate through the TP Platform is the sale of merchandise such as garments, recordings and videos (media files) by its customers to their fans. The TP Platform will not be designed to facilitate trading in assets of any kind. A risk factor has been added on page 15 (“A particular digital asset’s status as a “security” in any relevant jurisdiction…”) with respect to the issue of whether digital assets are securities and the consequences to the Company and its customers if the merchandise to be sold by a customer is a security. It specifically states in such Risk factor that the Company does not intend to provide its customers with a platform which would be sufficiently robust to allow for trading of crypto currencies.

The items to be sold by the Company’s customers via the TP Platform are more in the nature of record albums, videos, baseball cards and possibly, works of art. Historically, such merchandise, to be kept by the purchaser for personal use and enjoyment, have not been considered securities. Further, although the Company will provide the TP Platform which will allows its customer to sell such items, the Company does not intend to take any further actions with respect to the merchandise which might impact its value. It will not facilitate trading nor will it advertise or promote any of the merchandise after the initial sale. In addition, neither it nor its customers will offer to provide ancillary services which may lead to an increase in the value of the merchandise sold. Thus, the Company believes that the items to be sold will not constitute securities.

Despite the Company’s belief that the merchandise it anticipates will be sold is not a security, the Risk Factor described in the Comment Letter has been added at page 20.

Plan of Distribution, page 44

3.	We note your disclosure on page 45 which indicates that the selling stockholder may be deemed to be an underwriter. Please revise to state that the selling stockholder is an underwriter within the meaning of Section 2(a)(11) of the Securities Act, consistent with the prospectus cover. To the extent that any broker-dealer or agent is involved in selling the securities, indicate that each will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In addition, please remove the statement on page 44 that the selling stockholder may sell securities under Rule 144.

Response: The requested changes have been made.

Part II

Exhibits and Financial Statement Schedules, page II-4

4.	Please file the Standby Equity Commitment Agreement, the Registration Rights Agreement, and the Common Stock Purchase Warrant executed by you and MacRab LLC as exhibits to the registration statement.

Response: The requested agreements have been filed as exhibits.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your comments, if any, or questions concerning this filing to the undersigned (516) 220-6569 or vmcgill@lawfirm.ms, or in my absence, Mark Orenstein (516) 491-6471or morenstein@lawfirm.ms.

Sincerely,

/s/ Vincent J. McGill
Vincent J. McGill